UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

 6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Announcement of Internal Corporate Reorganization

On October 27 2026, Grupo Salud Auna México, S.A. de C.V. (“GSAM”), a subsidiary of Auna S.A. (“Auna”) and the then holding company of its hospital and insurance businesses in Mexico, undertook an internal corporate reorganization pursuant to which it transferred its hospital business to Grupo Salud Auna México Hospitales, S.A. de C.V. (“GSAMH”), a newly incorporated subsidiary of Auna (the “Transaction”). Following the Transaction, the insurance business continues to be held by GSAM and both businesses remain under Auna’s ultimate ownership. Pursuant to the Transaction, the companies prepared separate unaudited balance sheets as of September 30, 2026 of GSAM and GSAMH, which are furnished hereto as Exhibit 99.1.

TABLE OF CONTENTS

EXHIBITS
99.1	Separate unaudited balance sheets as of September 30, 2026 of Grupo Salud Auna México, S.A. de C.V. and Grupo Salud Auna México Hospitales, S.A. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: October 27, 2026